UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 AMENDMENT NO. 1

                    Under the Securities Exchange Act of 1934

                       AMERICAN CARESOURCE HOLDINGS, INC.
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                                (Name of issuer)

                                  COMMON STOCK
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                         (Title of class of securities)

                                   02505A202
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1501 MICHIGAN AVE., LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                OCTOBER 13, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  02505A202

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power               0
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power          0
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned                   0
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    0.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of American Caresource Holdings, Inc. ("the Company"), 5429 Lyndon B. Johnson Freeway, Suite #700, Dallas, TX 75240.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. Stabosz has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.   Source and Amount of Funds or Other Consideration

     The reporting person has sold out of his entire position in the company.


ITEM 4.   Purpose of Transaction

     The reporting person believes the company's new business model offers an attractive platform for growth, and believes in management's ability to
execute.   However, regrettably, the reporting person needed to raise capital, on short notice, owing to severe market instability, and decided to sell his entire appreciated position in the company, as a form of portfolio "triage."


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on October 13, 2014, the reporting person had disposed of his entire ownership interest in the company. This terminates any further reporting obligation under the Act. Transactions effected by the reporting person, in the 60 days prior to October 13, 2014, were performed in ordinary open market brokerage transactions, and are indicated as follows:

09/30/14  sold 300 shares at $3.15
10/07/14  bought 2240 shares at $2.92
10/08/14  sold 61,680 shares at $2.99
10/09/14  sold 7295 shares at $2.95
10/13/14  sold 142,712 shares at $2.64


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  October 28, 2014
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor